Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of October 30, 2020 by and between Bridgetown LLC, a Cayman Islands exempted company and Li Tzar Kai, Richard (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of ordinary shares, $0.0001 par value per share, of Bridgetown Holdings Limited. Each Party hereto agrees that the Schedule 13D, dated October 30, 2020, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: October 30, 2020	BRIDGETOWN LLC

	By:	/s/ Daniel Wong
Name: Daniel Wong
Title: Manager

Date: October 30, 2020	/s/ Li Tzar Kai, Richard
Li Tzar Kai, Richard